Filed by Endeavor Group Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: New Whale Inc.

Commission File No. 333-271893

Date: September 7, 2023

On September 7, 2023, Endeavor Group Holdings, Inc. (“Endeavor”) and World Wrestling Entertainment, Inc. (“WWE”) issued a joint press release (the “Press Release”) announcing the expected closing date of the proposed business combination (the “Proposed Transaction”) of the UFC with WWE.

The excerpt below contains the text of the Press Release relating to the Proposed Transaction.

ENDEAVOR AND WWE® DEAL TO CREATE TKO GROUP HOLDINGS

EXPECTED TO CLOSE SEPTEMBER 12

Upon close, TKO will list on New York Stock Exchange, begin public trading

BEVERLY HILLS, Calif. & STAMFORD, Conn. (September 7, 2023) – Endeavor Group Holdings, Inc. (NYSE: EDR) (“Endeavor”) and World Wrestling Entertainment, Inc. (NYSE: WWE) (“WWE”) today announced they expect to close the previously announced transaction to form TKO Group Holdings, Inc. (“TKO”) on September 12, 2023, at which time TKO will begin trading on the New York Stock Exchange under the ticker symbol “TKO.”

Cautionary Statement Regarding Forward-Looking Statements

This communication, and oral statements made from time to time by our representatives contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Endeavor and WWE, including timing of the transaction closing and post-closing trading of TKO on the New York Stock Exchange following the closing. All statements other than statements of historical facts contained in this communication may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “outlook”, “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this communication are only predictions. Endeavor and WWE management have based these forward-looking statements largely on their current expectations and projections about future events and financial trends that management believes may affect its business, financial condition and results of operations. These statements are neither promises nor guarantees and involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from what is expressed or implied by the forward-looking statements, including, but not limited to: the transaction will not be consummated; TKO may not trade on the New York Stock exchange after the closing of the transaction; and risks inherent to the business may result in additional strategic and operational risks, which may impact Endeavor’s, TKO’s and WWE’s risk profiles, which each company may not be able to mitigate effectively. In addition, a number of important factors could cause Endeavor’s, TKO’s or WWE’s actual future results and other future circumstances to differ materially from those expressed in any forward-looking statements, including but not limited to those important factors discussed in Part I, Item 1A “Risk Factors” in Endeavor’s or WWE’s respective Annual Report on Form 10-K for the fiscal year ended December 31, 2022, or those discussed in “Risk Factors” in the Registration Statement on Form S-4, as amended, originally filed by WWE and NewCo on May 12, 2023 (the “Registration Statement”), as any such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), including without limitation Endeavor’s or WWE’s respective Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, accessible on the SEC’s website at www.sec.gov, Endeavor’s investor relations site at investor.endeavorco.com and WWE’s investor relations site at https://corporate.wwe.com/. Forward-looking statements speak only as of the date they are made and, except as may be required under applicable law, neither Endeavor nor WWE undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information for Investors and Stockholders

This communication is for informational purposes only and is not intended to, and does not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any issuance or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the transaction, TKO and WWE filed the Registration Statement, which includes an information statement of WWE and a preliminary prospectus of TKO, which was declared effected by the SEC on August 22, 2023. This communication is not a substitute for the information statement/prospectus or Registration Statement or for any other document that Endeavor or WWE may file with the SEC and send to its stockholders in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ENDEAVOR AND WWE ARE URGED TO READ THE INFORMATION STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Free copies of the information statement/prospectus and other documents filed with the SEC by WWE are available through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by WWE are available free of charge on WWE’s website at https://corporate.wwe.com/.